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                              December 21, 2023

       Allan Camaisa
       Chief Executive Officer
       Calidi Biotherapeutics, Inc.
       4475 Executive Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Calidi
Biotherapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 12,
2023
                                                            File No. 333-274885

       Dear Allan Camaisa:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. For any shares of common stock being registered for resale
that were acquired at a discount to the SPAC IPO price, disclose the price per share that
each group of selling securityholders paid for such shares. For example, if the shares
issued for cancellation of debt, or under the forward purchase or
                                                        PIPE agreements, were
acquired or are acquirable at less than $10.00 per share, please indicate the price that
such group of selling securityholders paid or will pay for such shares. In addition, as
requested by prior comment 9, to the extent that shares being offered for resale were
or will be acquired at a discount to the SPAC IPO price, disclose that while such selling
securityholders may experience a positive rate of return based on the current trading
price, the public securityholders may not experience a similar rate of return on the
securities they purchased due to differences in the purchase prices and the
 Allan Camaisa
Calidi Biotherapeutics, Inc.
December 21, 2023
Page 2
         current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please expand your risk factor disclosure as appropriate.
Prospectus Summary, page 4

2. We note your response to comment 2, and re-issue in part. As your warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants in the prospectus summary, risk factors, and MD&A.
Risk Factors
The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

3. We note your response to comment 8 and re-issue in part. Please revise to provide:
             a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements;
             the risks and benefits to each of Calidi and the Sellers based upon how the agreements operate, including a clear description of Calidi's maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise; and
             the amount of cash Calidi has received to date, if any, and how such amounts were determined.
Management's Discussion and Analysis
Company's Overview, page 64

4. We note your response to comment 6 and re-issue in part. Please revise to address the portion of the prior comment which requested that if the company is likely to have to seek additional capital, discuss the effect this offering could have on the company's ability to raise additional capital.
5. We note your response to comment 7 and re-issue. Please expand your discussion in this
FirstName LastNameAllan Camaisa
       section to reflect that this offering involves the potential sale of a substantial portion of
Comapany    NameCalidi
       shares             Biotherapeutics,
              for resale and                Inc. sales could impact the market
price of the
                              discuss how such
       company   s
December   21, 2023common
                     Page 2 stock.
FirstName LastName
 Allan Camaisa
FirstName  LastNameAllan
Calidi Biotherapeutics, Inc. Camaisa
Comapany21,
December   NameCalidi
               2023      Biotherapeutics, Inc.
December
Page 3     21, 2023 Page 3
FirstName LastName
        Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Life Sciences
cc:      Scott E. Bartel, Esq.